Quesadilla Gorilla, Inc.

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
2261 Chase Tax Account	6.98
8310 Chase Savings	0.00
8746 Suncrest Checking	18,318.79
9866 Chase Checking	-310.91
Cash on Hand	1,030.43
PPP Checking	0.00
Total Bank Accounts	**$19,045.29**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Due from Shareholder	33,197.67
Inventory Asset	17,000.00
Merchant Undeposited Funds	0.00
DoorDash Undeposited Funds	7,511.73
Grubhub Undeposited Funds	5,197.55
Postmates Undeposited Funds	0.00
Square Undeposited Funds	0.00
Stripe Undeposited Funds	0.00
Toast Undeposited Funds	7,938.91
Uber Undeposited Funds	0.00
Total Merchant Undeposited Funds	**20,648.19**
Payroll Asset ^	0.00
Prepaid Expenses	0.00
Suspense	0.00
Uncategorized Asset	0.00
Total Other Current Assets	**$70,845.86**
Total Current Assets	**$89,891.15**

Quesadilla Gorilla, Inc.

Balance Sheet
As of December 31, 2020

	TOTAL
Fixed Assets	
Accumulated Depreciation	-329,428.19
Auto & Transport Eq.	171,398.35
Furniture & Equipment	26,987.91
Improvements	77,789.26
Machinery & Equipment	101,506.06
Total Fixed Assets	**$48,253.39**
Other Assets	
Accumulated Amortization	-6,258.34
Amortization	15,835.00
Goodwill	14,182.48
Other Asset	0.00
Rental Deposit	1,000.00
Total Other Assets	**$24,759.14**
TOTAL ASSETS	**$162,903.68**

Quesadilla Gorilla, Inc.

Balance Sheet
As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	55,374.64
Total Accounts Payable	**$55,374.64**
Credit Cards	
Capital One	7,522.25
Chase Credit Card	0.00
Citi Credit Card	776.44
Total Credit Cards	**$8,298.69**
Other Current Liabilities	
Food Truck Deposits ^	3,078.58
Gift Card Liability	46,947.43
Miguel Loan	1,226.54
Payroll Clearing	0.00
Sales Tax Payable	36,102.88
Tips - Doordash Drive	29.10
Tips Owed	0.00
Total Other Current Liabilities	**$87,384.53**
Total Current Liabilities	**$151,057.86**
Long-Term Liabilities	
Auto Loan - Prius @ $599.80/month	0.00
Due to Shareholder	0.00
Miguel Reyes	0.00
Total Due to Shareholder	**0.00**
EDIL Loan	150,000.00
Notes Payable - 2018 Ford Transit	27,333.97
Notes Payables - CBB 13437754	0.00
PPP Loan #1	145,000.00
Quickbooks Loan Dec 2019	0.00
Square Loan - Dusty 2019	4,308.44
WareHouse Row Loan	26,765.66
Total Long-Term Liabilities	**$353,408.07**
Total Liabilities	**$504,465.93**
Equity	
Capital - Miguel	0.00
Capital - Mikayla	0.00
Common Stock	5,000.00
Miguel - Draw	0.00
Miguel Contributions	0.00

Quesadilla Gorilla, Inc.

Balance Sheet
As of December 31, 2020

	TOTAL
Mikayla - Draw	0.00
Mikayla Contribution	0.00
Retained Earnings	-181,901.73
Net Income	-164,660.52
Total Equity	**$ -341,562.25**
TOTAL LIABILITIES AND EQUITY	**$162,903.68**